UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2021

Commission File Number 001-15170

GlaxoSmithKline plc
(Translation of registrant's name into English)

980 Great West Road, Brentford, Middlesex, TW8 9GS
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F . . . .X. . . . Form 40-F . . . . . . . .

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ____

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ____

GlaxoSmithKline plc
(the 'Company')

Publication of Notice of Annual General Meeting 2021

The Company has today published on its website (www.gsk.com/en-gb/investors/shareholder-information/annual-general-meeting/) the Notice of Annual General Meeting ('AGM') 2021 (the '2021 AGM Notice') which will be distributed to shareholders shortly.

The AGM will be broadcast live and all shareholders are invited to join electronically. UK Government COVID-19 restrictions mean that shareholders will unfortunately not be permitted to physically attend the AGM this year.

The Company's AGM is to be held at 2.30pm on Wednesday, 5 May 2021 at the Company's registered office at 980 Great West Road, Brentford, Middlesex, TW8 9GS.

We are maximising the use of existing technology to offer shareholders a range of ways to participate in the AGM given that they cannot attend in person. Full details of how to join the meeting are being sent to shareholders directly and are contained in the 2021 AGM Notice and AGM Guide.

In compliance with Listing Rule 9.6.1R of the UK Financial Conduct Authority, the 2021 AGM Notice will be submitted to the UK Listing Authority and will, in due course, be available for inspection at https://data.fca.org.uk/#/nsm/nationalstoragemechanism.

V A Whyte
Company Secretary

30 March 2021

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.
GlaxoSmithKline plc
(Registrant)

Date: March 30, 2021

By:/s/ VICTORIA WHYTE --------------------------

Victoria Whyte
Authorised Signatory for and on
behalf of GlaxoSmithKline plc